DORATO RESOURCES INC.

(A Development Stage Company)

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

email:  ajd@harbourpacific.com

Interim Financial Statements

For the six months ended July 31, 2006 and July 31, 2005

(Stated in US Dollars)

(Unaudited)

(Prepared by Management)

The accompanying unaudited interim consolidated financial statements of Dorato Resources Inc. for the six months ended July 31, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM BALANCE SHEETS

July 31, 2006 and 2005

(Stated in US Dollars)

(Unaudited)

	July 31,	January 31,
ASSETS	2006	2006
Current
Cash	$ 742	$ 1,451
Amount receivable	1,392	1,820
Prepaid expenses	734	992

	2,868	4,263
Equipment – Note 3	1,377	1,950

	$ 4,245	$ 6,213

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 4	$ 18,681	$ 16,240
Due to related parties – Note 4	242,349	193,399
Loans payable	6,671	6,515

	267,701	216,154

STOCKHOLDERS' DEFICIENCY
Capital stock - Note 5
Authorized:
100,000,000 common shares without par value
Issued:
1,262,562 common shares (2005: 1,262,562 common shares)	5,212,211	5,212,211
Additional paid-in capital	12,608	-
Deficit accumulated during the development stages	(5,444,779)	(5,383,958)
Accumulated other comprehensive loss	(43,496)	(38,194)

	(263,456)	(209,941)

	$ 4,245	$ 6,213

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS

for the six months ended July 31, 2006, and 2005

and February 1, 1997 (Date of Inception of Development Stage) to July 31, 2006

(Stated in US Dollars)

(Unaudited )

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Six months ended		ment Stage) to
	July 31,		July 31,		July 31,
	2006	2005	2006	2005	2006

General and Administrative Expenses
Amortization of capital assets	$ 293	$ 489	$ 572	$ 654	$ 15,250
Automobile expenses	-	-	-	-	1,672
Consulting fees – Note 5	6,708	6,167	13,231	12,263	379,584
Filing fees	3,688	1,123	7,924	4,270	52,185
Insurance	-	-	-	-	1,318
Interest and bank charges	7,297	-	12,707	-	12,707
Management fees	-	-	-	-	87,486
Office and general	4,179	2,197	5,070	2,364	151,259
Printing	-	-	-	-	6,989
Professional fees – Note 5	3,217	2,140	11,299	7,356	240,367
Product marketing	-	-	-	-	46,315
Rent	3,085	2,713	6,086	5,517	117,706
Telephone	-	-	-	-	42,922
Transfer agent fees	2,496	846	3,932	1,530	33,295
Travel and entertainment	-	-	-	-	46,006
Website maintenance	-	-	-	-	51,311

Loss before non-operating items	(30,963)	(15,675)	(60,821)	(33,954)	(1,286,372)

Non-operating items
Gain on settlement of accounts payable	-	-	-	-	15,833
Equity share of loss from investment	-	-	-	-	(113,963)
Loss on write-down of investment	-	-	-	-	(112,402)
Gain on sale of subsidiary	-	-	-	-	200
Interest income	-	-	-	-	3,580
Severance pay	-	-	-	-	(50,000)
Loss on disposal of capital assets	-	-	-	-	(4,318)

	-	-	-	-	(261,070)

Loss from continuing operations	(30,963)	(15,675)	(60,821)	(33,954)	(1,547,442)
Loss from discontinued operations – Schedule 1	-	-	-	-	(546,870)

Net loss for the period	(30,963)	(15,675)	(60,821)	(33,954)	(2,094,312)
Other comprehensive income (loss):
Foreign currency adjustments	(2,702)	(4,166)	(5,302)	(2,075)	(43,496)

SEE ACCOMPANYING NOTES

Cont’d.

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS

for the six months ended July 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to July 31, 2006

(Stated in US Dollars)

(Unaudited)

February 1, 1997
(Date of Incep-
Tion of Develop-
	Three months ended		Six months ended		ment Stage) to
	July 31,		July 31,		July 31,
	2006	2005	2006	2005	2006

Comprehensive loss	$ (33,665)	$ (19,841)	$ (66,123)	$ (36,029)	$ (2,137,808)

Loss per share from continuing operations	$ (0.007)	$ (0.007)	$ (0.01)	$ (0.01)

Loss per share from discontinued operations	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Basic loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average shares outstanding	1,262,562	2,525,124	1,262,562	2,525,124

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the six months ended July 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to July 31, 2006

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Six months ended		ment Stage) to
	July 31,		July 31,		July 31,
	2006	2005	2006	2005	2006

Cash flow used in operating activities
Comprehensive loss for the year from continuing operations	$ (30,963)	$ (15,675)	$ (60,821)	$ (33,954)	$ (1,547,442)
Items not involving cash:
Amortization of capital assets	293	489	572	654	15,250
Donated interest expense	7,254	-	12,608	-	12,608
Foreign exchange	-	-	-	-	(12,106)
Loss on disposal of capital assets	-	-	-	-	4,318
Gain on settlement of accounts payable	-	-	-	-	(15,833)
Equity share of loss (income) from investment	-	-	-	-	113,963
Gain on sale of subsidiary	-	-	-	-	(200)
Loss on write-down of investment	-	-	-	-	112,402
Changes in continuing operations non-cash working capital balances consist of:
Accounts receivable	(1,392)	(629)	428	121	(25,787)
Due from related parties	-	-	-	-	(645,299)
Prepaid expenses	117	(383)	258	(231)	(3,884)
Accounts payable	5,691	(2,737)	2,442	(14,047)	44,086
Advances to subsidiary	-	-	-	-	(81,556)
Due to related parties	21,534	23,301	48,950	49,766	319,827

Net cash used in operating activities	2,534	4,366	4,437	2,309	(1,709,653)

Cash flow used in investing activities:
Acquisition of investment	-	-	-	-	(488,424)
Proceeds on disposal of capital assets	-	-	-	-	5,210
Proceeds on sale of subsidiary	-	-	-	-	200
Purchase of capital assets	-	-	-	-	(21,064)
Advance receivable	-	-	-	-	1,124

Net cash provided by (used in) investing activities	-	-	-	-	(502,954)

Cash flow provided by financing activity:
Common shares issued for cash	-	-	-	-	1,850,989
Loans payable	80	173	156	89	6,671
Net cash provided by financing activity	80	173	156	89	1,857,660

Effect of foreign currency translation	(2,702)	(4,166)	(5,302)	(2,075)	(43,496)

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the six months ended July 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to July 31, 2006

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Six months ended		ment Stage) to
	July 31,		July 31,		July 31,
	2006	2005	2006	2005	2006

Decrease in cash during the year from continuing operations	(88)	373	(709)	323	(398,443)
Cash flows from discontinued operations	-	-	-	-	395,272

Net decrease in cash	(88)	373	(709)	323	(3,171)
Cash, beginning of the period	830	10	1,451	60	3,913

Cash, end of the period	$ 742	$ 383	$ 742	$ 383	$ 742

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to July 31, 2006

 (Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to July 31, 2006

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-		-		3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294		-	287,294
Share purchase options	4,812	14.36	69,130		-	69,130
Share subdivision – 2 shares for 1 share	-		-		-
Issued for cash:
Private placement	15,625	11.49	179,559		-	179,559
Net loss for year	-		-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-		-	-	(12,347)	(12,347)

SEE ACCOMPANYING NOTES

…/Cont’d

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to July 31, 2006

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)	-	(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	189,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

INTERIM STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to July 31, 2006

(Stated in US Dollars)

(Unaudited)

					Deficit
					Accumulated	Accumulated
		Common		Additional	During the	Other
	Number	Stock		Paid-in	Development	Comprehensive
	of Shares	Price	Amount	Capital	Stages	Income (loss)	Total
Issued for cash:
Private placement	125,000	2.00	247,316	-	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	-	98,106
Escrow cancellation	(938)		-	-	-	-	-
Net loss for the year	-		-	-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	-	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211		(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	-	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	-	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	-	(5,383,958)	(38,194)	(209,941)
Net loss for the period	-		-	-	(60,821)		(60,821)
Other comprehensive income for the period	-		-	-	-	(5,302)	(5,302)
Donated interest	-		-	12,608	-	-	12,608
Balance, July 31, 2006	1,262,562		$ 5,212,211	$ 12,608	$ (5,444,779)	$ (43,496)	$ (263,456)

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

July 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 1

Interim Reporting

While the information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's January 31, 2006 annual financial statements. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company's January 31, 2006 annual financial statements.

Note 2

Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At July 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,444,779 since its inception, has a working capital deficiency of $264,833 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 3

Disposition of Investments

By an asset purchase agreement dated March 31, 2005, the Company sold to a related company its 46.67% interest in iNoize.com Software Ltd. ("iNoize"), represented by 4,375,000 class B voting shares of Inoize and 100% of the shares of its wholly-owned subsidiary, Jackalope Audio Inc. In addition the Company assigned to this related company its rights under a license agreement dated November 15, 2000 and amended June 30, 2001 between iNoize and the Company and its rights under a shareholders' agreement dated September 28, 2000 between iNoize and the Company. This company is related as the controlling shareholder of the assignee is a director of the Company. As consideration, the Company received $1 and the Assignee assumes all debts and liabilities related to the above investments and agreements.

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

July 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 4

Related Party Transactions – Notes 3 and 6

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

	Three months ended		Six months ended		February 1, 1997 (Date of Inception of Development Stage) to
	July 31,		July 31,		July 31,
	2006	2005	2006	2005	2006
Consulting fees	$ 6,708	$ 6,167	$ 13,231	$ 12,263	$ 332,117
Donated interest expense	12,707	-	12,707	-	12,707
Management fees	-	-	-	-	87,486
Office and general	-	-	-	-	5,387
Professional fees	800	700	1,600	1,400	42,403
Severance pay	-	-	-	-	50,000
	$ 20,215	$ 6,867	$ 27,538	$ 13,663	$ 530,100

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable at July 31, 2006 is $1,712 (January 31, 2006: $1,338) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Due to related parties consist of advances from a director and an insider of the Company. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. During the six months ended July 31, 2006, the Company imputed interest on the advances at a fair value of 10% per annum.

Note 5

Capital Stock

On April 24, 2006, the Company changed its name from Quest Ventures Inc. to Dorato Resources Inc. and consolidated its issued common shares on the basis of two old shares for one new share. The number of shares referred to in these financial statements have been restated wherever applicable to give retroactive effect to this share consolidation.

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

July 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 6

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the six months ended July 31, 2006, the Company sold its interest in iNoize and Jackalope Audio Inc. for $1 to a Company having a common director with the Company. This amount was offset to due to related parties.

This transaction has been excluded from the statements of cash flows. Note 7

Subsequent Event

a)

The Company received loan proceeds of $1,768 from a director of the Company. This loan is unsecured, non-interest bearing and has no specific terms for repayment.

b)

At the Company's annual general meeting of shareholders held on July 17th, 2006, adjourned to August 19th, 2006, the shareholders approved the following:

i)

The issuance of up to 2,200,000 units in the capital stock of the Company at CDN$0.225 per unit. Each unit will consist of one common share and one share purchase warrant exercisable at CDN$0.30 per share for a period of two years;

ii)

The issuance of 1,155,625 common shares of the Company at CDN$0.225 per share to settle outstanding debts totalling CDN$260,015; and

iii)

A forward split of the Company’s common stock on the basis of one old share for three new shares.

The above proposals are subject to regulatory approval.

c)

At the annual meeting of shareholders held on July 17th, 2006 and reconvened to August 9th, 2006, the shareholders approved the continuation of the Company’s incorporation into British Columbia, which continuation was effected on August 21st, 2006.